April 16, 2007
VIA EDGAR SUBMISSION & OVERNIGHT COURIER
Ms. Jessica Livingston
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Ohio State Bancshares, Inc.

Schedule 13E-3
Filed February 21, 2007
SEC File No. 005-55033

Preliminary Proxy Statement on Schedule 14A
Filed February 21, 2007
SEC File No. 000-28648

Our File No. 112206
Dear Ms. Livingston:
     On behalf of Ohio State Bancshares, Inc. and in response to your comment letter dated March 23, 2007, this correspondence is being provided contemporaneously with the revised filing of the above referenced submissions. Enclosed, please find three red-lined drafts of both the preliminary 14A proxy statement and the Schedule 13E-3 transaction statement, as well as three clean drafts of each. All references to page numbers refer to page numbers as they appear in the red-lined documents provided herewith. The red-lined Schedule 13E-3 does not include the Valuation Report of Austin Associates, LLC, which materials have not been altered in response to your comment letter. The following responses are numbered in accordance with your comment letter.
Summary Term Sheet, page 2
1.	The page numbers of the full discussions to which the term sheet summaries refer have been included in the Summary Term Sheet.
2.	Language regarding the financing of and expenses related to the going private transaction has been provided under the Summary Term Sheet on page 9.

Ms. Jessica Livingston
April 16, 2007

Information about the Stock Splits, page 2
3.	See bullet points below.
•	The first bullet point on page 2 has been revised to discuss the Corporation’s intention to file the Certificate of Amendment with the Ohio Secretary of State within 24 hours after the Special Meeting.

•	The fourth bullet point on page 3 has been revised to state that holders who own less than 150 shares but hold them through a broker in street name will not receive cash for their stock and will remain shareholders.

•	The fifth bullet point on page 3 has been revised to state that shareholders who own than 150 shares and who do not want to be cashed out may transfer their shares to a broker that is the record holder of 150 or more shares in the aggregate.
Purposes and Reasons for the Stock Splits, page 3
4.	See bullet points below.
•	The fifth bullet point on page 5 has been revised to clarify that the statement represents the opinion of the Corporation’s Board of Directors.

•	The language under both this section (page 4) and the section on pages 16 and 17 has been revised to distinguish between the purposes of and reasons for the reverse and forward stock splits.

•	A cross reference has been added on page 5 to a more thorough disclosure of the alternative structures to the transaction.
Fairness of the Stock Splits, page 5
5.	See bullet points below.
•	Language regarding the infrequency of trading and illiquidity of the Corporation’s stock has been added to this section as the sixth bullet point on page 6. Similar language has also been provided under “Disadvantages of the Stock Splits” on page 8.

•	The first bullet point of this section on page 5 has been revised to indicate only Cashed Out Holders will be receiving cash.

•	Language indicating that the structure of the transaction does not provide shareholders with appraisal rights has been added to this section as the fifth bullet point on page 5. Similar language has also been provided under “Disadvantages of the Stock Splits” on page 8.
Advantages of the Stock Splits, page 7
6.	The discussion regarding reduced expenses related to administering small stockholder accounts on page 7 has not been modified. Cost savings in the context represent an

Ms. Jessica Livingston
April 16, 2007

opportunity cost attributable to the reallocation of Bank personnel to other productive activities, which savings are difficult to quantify.

7.	Language has been added on page 7 indicating how the Stock Splits will change the percentages owned by Messrs. Graham and Mathews.
Disadvantages of the stock Splits, page 7
8.	The first bullet point of this section on page 7 has been revised to more adequately address the variances between the information currently made available by the Corporation as an SEC registered company and the information made available by the Corporation pursuant to both state law and Federal banking regulations. This is only a brief summary of a more thorough treatment of the issue which begins on page 35.
9.	Discussion has been added to this section as indicated in the bullet points below.
•	Second bullet point (page 8) addresses the involuntary nature of stock splits.

•	Fourth bullet point (page 8) addresses the inability of Cashed Out Holders to prevent the Stock Splits.

•	Seventh bullet point (page 9) addresses the limited ability of owners of fewer than 150 shares to acquire additional shares.

•	Eighth bullet point (page 9) indicates we are not offering cash to all shareholders.

•	Fifth bullet point (page 8) indicates that no appraisal rights are available under this structure, but may have been had the Corporation structured the transaction differently.
Special Factors
Alternatives to the Stock Splits, page 24
10.	Discussion regarding the extent to which the Board considered the availability of appraisal rights in connection with a cash out merger transaction is provided on page 25. This is the only structure alternative that would have provided shareholders with appraisal rights.
Fairness of the Stock Splits, page 26
11.	The section captioned “Fairness of the Stock Splits” beginning on page 26 has been revised to more adequately distinguish between the considerations of the Board with respect to both procedural and substantive fairness. To accomplish this, the section has been broken down into two subsections, one of which addresses procedural fairness (beginning on page 26), and the other of which addresses substantive fairness (beginning on page 29).
12.	Considerations related to the market value of the Corporation’s common stock (the valuation analysis, recent market transactions, and stock repurchases) have been combined into a single disclosure section (“Market Value Considerations”) on page 30. We believe that this restructuring adequately addresses your concerns regarding variances in premium amounts.

Ms. Jessica Livingston
April 16, 2007

Current and Historical Market Prices
13.	More recent stock prices are now included under the section captioned “Market Value Considerations” on page 30.
Minimum effect, page 33
14.	Disclosure regarding the increased ownership of all 5% or greater beneficial owners is provided on page 33.
Disadvantages of the Stock Splits, page 35
15.	This section has been revised to provide a more thorough discussion regarding the variances between the information currently made available by the Corporation as an SEC registered company and the information made available by the Corporation pursuant to both state law and Federal banking regulations, and related items. See bullet points below.
•	Detail of significant types of information that the Corporation will no longer be required to disclose is provided on pages 35 through 37.

•	Language indicating the Corporation will no longer be required to file current reports is provided on page 37.

•	More detail regarding the liability provisions of the Exchange Act and Sarbanes Oxley Act is provided on page 41.

•	A discussion of the proxy solicitation requirements is provided on pages 37 and 38.

•	Insider obligations under Section 16 of the Exchange Act are provided on page 38.
16.	Discussion regarding the contents of reports filed pursuant to Federal banking laws and regulations is provided on pages 38 through 40.
17.	More thorough discussion regarding information availability under Ohio law is provided on page 39.
Background of the Stock Splits, page 44
18.	Two sets of additional materials are being provided as new exhibit items to the Schedule 13E-3. They include presentation materials provided to the Board of Directors by Martin D. Werner of Shumaker, Loop & Kendrick, LLP in connection with Mr. Werner’s presentation of November 7, 2006, and presentation materials provided to the Ad Hoc Committee by Craig Mancinotti of Austin Associates, LLC in connection with Mr. Mancinotti’s presentation of December 21, 2006. These materials relate to presentations thoroughly covered in the document, and Austin Associates has confirmed that no other presentations were made to the Board or the Ad Hoc Committee regarding the valuation methodologies that it used in preparing its opinion other than as discussed in the disclosure document.

Ms. Jessica Livingston
April 16, 2007

Opinion of Austin Associates, LLC, page 58
19.	Austin Associates has confirmed that the only non-public information used in formulating its data was the 2007 Preliminary Budget. The 2007 Preliminary Budget was prepared by senior executive management of the Corporation, including the Chief Financial Officer, who indicated that it was approved by the Board of Directors without modification from its preliminary form. Austin Associates also reviewed financial reports prepared internally by management through September 30, 2006, which information matched the financial information publicly reported by the Bank in its call report filed with the Bank’s federal regulators. All projections and underlying assumptions used to formulate Austin Associates’ opinion have been disclosed. Additional language has been added on pages 59 and 60 to clarify the extent of the information relied upon by Austin Associates.
20.	More detail has been provided with respect to the factors discussed on page 60 and quantifications have been made to the extent practicable.
Discounted Cash Flow Value, page 60
21.	Austin utilized the build-up method to determine the 12% discount rate used in its analysis. To confirm the reasonableness of this result, Austin reviewed long-term compound annual stock market returns for various market indices. According to the Ibbotson Associates, Inc. widely recognized Stocks, Bonds, Bills and Inflation 2006 Yearbook, the compound annual return for the period 1926 — 2005 for large company stocks was 10.4 percent and for small company stocks was 12.6 percent.

Austin projected a five percent growth rate in earnings for years six and beyond in the DCF value calculation. This growth rate is below the Corporation’s actual compound annual growth rate in total assets of 9.8% from 2001 to September 30, 2006, and reflects the declining earnings of the Bank since 2002.

Additional language to this effect is also provided on page 61.
Guideline Transactions, page 62
22.	The Midwest minority share transaction peer group was based on the financial and stock performance information for publicly traded banks headquartered in the Midwest with total assets between $100 million and $250 million and core return on average equity (“ROAE”) between 3.0 percent and 10.0 percent. The National minority share transaction peer group was based on the financial and stock performance information for publicly traded banks in the nation with total assets between $100 million and $200 million, core ROAE between 3.0 percent and 10.0 percent and tangible equity to asset ratio of 6.5 percent to 8.5 percent. Austin used the selection criteria defined above to establish the peer groups, and no company was excluded based on the established criteria.

Ms. Jessica Livingston
April 16, 2007

Additional language to this effect is also provided on page 62.
23.	Language more thoroughly describing the calculation of the minority share discount is provided on page 62.
24.	Austin Associates did calculate both the average and median results for each guideline transaction group, and a revised table showing both calculations is provided on page 62.
25.	More detailed information regarding the determination of the appropriate pricing multiples by Austin Associates is provided on page 63.
26.	More detailed information regarding the determination of the appropriate control premium by Austin Associates is provided on pages 63 and 64.
Financial Information, page 74
27.	All financial information, including summary historical and pro forma financial information, has been updated to December 31, 2006. The Corporation’s audited financial statements included in its Annual Report on Form 10-KSB for the year ended December 31, 2006 are being provided to shareholders as part of the disclosure document (Exhibit D), and all statements indicating the incorporation by reference of the Corporation’s periodic reports with the Commission have been eliminated.
Available Information, page 83
28.	The address of the public reference facilities has been revised accordingly on page 83.
     Also included herewith is the Acknowledgement of Ohio State Bancshares, Inc. regarding its responsibility for the adequacy and accuracy of its disclosures. If you have any questions or require additional information with respect to this filing, please call me directly at 419.321.1396.

Sincerely,
/s/ David J. Mack
David J. Mack

Enclosure
cc:	Gary Pendleton, President
Ohio State Bancshares, Inc.

Craig Mancinotti, Principal

Ms. Jessica Livingston
April 16, 2007

Austin Associates, LLC

Martin D. Werner, Esq.
Shumaker, Loop & Kendrick, LLP